                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




|X|        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2003

                                       or

|_|        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from           to
                                                 ---------    --------




                          Commission file number 1-7657



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            AMERICAN EXPRESS COMPANY
                             World Financial Center
                                200 Vesey Street
                            New York, New York 10285

                     AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

                                  FORM 11-K FOR

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                      INDEX




Report of Independent Registered Public Accounting Firm                                     1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of
         December 31, 2003 and 2002                                                         2

Statements of Changes in Net Assets Available for Benefits for the years ended:

         December 31, 2003                                                                  3

         December 31, 2002                                                                  4

Notes to the Financial Statements                                                           5

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                             13

Schedule H, Line 4j - Schedule of Reportable Transactions                                  16

Signature                                                                                  17

Exhibit Index                                                                              18

EXHIBIT

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Employee Benefit Administration Committee
American Express Company

We have audited the accompanying statements of net assets available for benefits of the American Express Incentive Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held as of December 31, 2003, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Minneapolis, Minnesota
June 23, 2004

                     American Express Incentive Savings Plan
                 Statements of Net Assets Available for Benefits

                                           December 31, 2003       December 31, 2002
                                         --------------------    ---------------------
ASSETS

Investments                                   $3,023,472,116          $2,451,704,141
Cash                                              10,114,839               2,534,650
Receivables:
   Investment income                              68,123,705              58,069,358
   Employer Contributions-
      Other than Profit Sharing                   18,707,453              18,587,813
      Profit Sharing                              62,533,842              51,514,033

                                         --------------------    --------------------
Total Assets                                   3,182,951,955           2,582,409,995
                                         --------------------    --------------------


                                         --------------------    --------------------
Net assets available for benefits             $3,182,951,955          $2,582,409,995
                                         ====================    ====================


See notes to the financial statements.

                     American Express Incentive Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2003

                                                   Participant-      Nonparticipant-
                                                    Directed             Directed              Total
                                               ------------------   ----------------   ------------------
Contributions:
 Employer -
  Other than profit sharing                    $      49,980,225    $    19,060,692    $      69,040,917
  Profit sharing                                      62,647,430                  -           62,647,430
 Employee                                            133,592,675                  -          133,592,675
 Member rollovers or transfers                         4,971,153                  -            4,971,153
                                               ------------------   ----------------   ------------------
Total Contributions                                  251,191,483         19,060,692          270,252,175

Investment Income:
 Interest and dividends                               38,282,385          2,850,573           41,132,958
 Interest on participant loans                         5,780,276                  -            5,780,276
 Net realized/unrealized appreciation                440,894,640        101,828,492          542,723,132
                                               ------------------   ----------------   ------------------
Total Investment Income                              484,957,301        104,679,065          589,636,366
                                               ------------------   ----------------   ------------------

Total Contributions and
 Investment Income                                   736,148,784        123,739,757          859,888,541

Withdrawal payments                                 (229,798,173)       (29,548,408)        (259,346,581)

Net transfers between
 acccounts in (out)                                    3,404,145         (3,404,145)                   -
                                               ------------------   ----------------   ------------------

Net increase in net assets
 available for benefits                              509,754,756         90,787,204          600,541,960

Net assets available for
 benefits at beginning of year                     2,292,499,928        289,910,067        2,582,409,995
                                               ------------------   ----------------   ------------------

Net assets available for
 benefits at end of year                       $   2,802,254,684    $   380,697,271    $   3,182,951,955
                                               ==================   ================   ==================


See notes to the financial statements.

                     American Express Incentive Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2002

                                                Participant-    Nonparticipant-
                                                  Directed          Directed             Total
                                             -----------------   ---------------   ----------------
Contributions:
 Employer -
  Other than profit sharing                  $     53,524,375    $   14,120,946    $    67,645,321
  Profit sharing                                   51,514,033                 -         51,514,033
 Employee                                         141,140,471                 -        141,140,471
 Member rollovers or transfers                      4,879,872                 -          4,879,872
                                             -----------------   ---------------   ----------------
Total Contributions                               251,058,751        14,120,946        265,179,697

Investment Income/(Loss):
 Interest and dividends                            41,043,893         2,661,481         43,705,374
 Interest on participant loans                      7,955,006                 -          7,955,006
 Net realized/unrealized depreciation            (230,767,608)       (1,233,233)      (232,000,841)
                                             -----------------   ---------------   ----------------
Total Investment Income/(Loss)                   (181,768,709)        1,428,248       (180,340,461)
                                             -----------------   ---------------   ----------------

Total Contributions and
 Investment Income                                 69,290,042        15,549,194         84,839,236

Withdrawal payments                              (251,748,112)      (31,803,712)      (283,551,824)

Net transfers between
 acccounts in (out)                                 3,935,873        (3,935,873)                 -

Transfers to successor trustees                    (1,038,687)                 -        (1,038,687)
                                             -----------------   ---------------   ----------------

Net decrease in net assets
 available for benefits                          (179,560,884)      (20,190,391)      (199,751,275)

Net assets available for
 benefits at beginning of year                  2,472,060,812       310,100,458      2,782,161,270
                                              ----------------   ---------------   ----------------

Net assets available for
 benefits at end of year                     $  2,292,499,928    $  289,910,067    $ 2,582,409,995
                                             =================   ===============   ================

See notes to the financial statements.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2003


1. DESCRIPTION OF THE PLAN

GENERAL

The American Express Incentive Savings Plan (the "Plan"), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the "Company") can make contributions to the Plan upon date of hire and are eligible to receive Company contributions upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan Document for more complete information.

ADMINISTRATION

American Express Trust Company ("AETC"), a wholly-owned subsidiary of American Express Financial Corporation ("AEFC"), is the Trustee of the Plan. AEFC is a wholly-owned subsidiary of American Express Company. The Plan is administered by the Company's Employee Benefits Administration Committee ("EBAC"), and the Company's Benefit Plans Investment Committee ("BPIC") selects the investment options available under the Plan and directs the manner in which investment options unique to the Plan are invested. BPIC has the power to appoint investment managers to make investment decisions. Both Committees are appointed by the Compensation and Benefits Committee of the Board of Directors of American Express Company.

EXPENSES

Fees, commissions and other charges attributable to the Plan as a whole are paid by the Plan, unless paid by the Company. Currently, all administrative expenses incurred with regard to the plan are borne by the Company. Expenses related to the Plan's investments, such as brokerage commissions, fees, stock transfer taxes and other charges, are generally paid out of the applicable investment fund. The participant pays certain fees and expenses of the Self-Managed Brokerage Account ("SMBA").

CHANGES TO THE PLAN

Effective May 21, 2002, the Plan was amended to eliminate the distribution option of monthly or annual installments when a Participant's employment ends at or after age 55. The Plan was changed to indicate that if employment ends, participants may elect to receive their vested account balance as a lump sum cash amount, American Express Company common shares, AXP mutual fund shares, or a combination of cash and shares.

Effective April 4, 2002, the American Express Company Stock Fund was converted to an Employee Stock Ownership Plan ("ESOP") within the meaning of Section 4975(e) of the Internal Revenue Code. Participants have the choice to either receive their vested American Express Company Stock dividends paid in cash or have them automatically reinvested in the stock fund.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2003

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

The Plan currently provides for the following contributions:

    ELECTIVE CONTRIBUTIONS

    Participants may contribute each pay period before-tax, after-tax (up to 10%), or a combination of both, not to exceed 80% of their base salary to the Plan through payroll deduction. The Internal Revenue Code of 1986, as amended (the "Code"), imposes a limitation (adjusted annually for cost of living increases) on participants' Before-Tax Contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $12,000 for employees under age 50 and $14,000 for employees over age 50 for 2003, which limits also applied to participants who earned at least $90,000 in the year prior to 2003. For 2002, the limit was $11,000 for employees under age 50 and $12,000 for employees over age 50, which limits also applied to participants who earned at least $85,000 in the year prior to 2002. The Plan complied with nondiscrimination requirements under the Code for 2003 and 2002.

    COMPANY MATCHING CONTRIBUTIONS

    Upon a participant's completion of one year of service, the Company matches participants' Before-Tax Contributions quarterly on a dollar for dollar basis up to 3% of base salary. A participant must be employed by the Company on the last working day of the quarter to receive Company Matching Contributions.

    PROFIT SHARING CONTRIBUTIONS

    Upon a participant's completion of one year of service additional Company contributions of 0-7% of the participants' base salary may be made annually at the Company's discretion based, in part, on the Company's performance. Participants must be employed on the last working day of the Plan year to be eligible for any Profit Sharing Contributions made for that Plan year. Contributions to eligible employees are made regardless of whether the eligible employee contributes to the Plan. Profit Sharing Contributions were 3.75% and 3.00% of base salary in 2003 and 2002, respectively.

    COMPANY STOCK CONTRIBUTIONS

    Upon a participant's completion of one year of service the Company contributes 1% of each eligible employee's base salary quarterly regardless of whether the eligible employee contributes to the Plan. This contribution is invested in the American Express Company Stock Fund. A participant must be employed by the Company on the last working date of the quarter to receive Company Stock Contributions.

LIMIT ON CONTRIBUTIONS

For purposes of the Plan, base salary is a participant's regular cash compensation up to $200,000 in both 2003 and 2002, before tax deductions and certain other withholdings. Base salary does not include bonuses, overtime, commissions and certain other amounts.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2003

1. DESCRIPTION OF THE PLAN (CONTINUED)

TRANSFER OF ACCOUNT BALANCES

Participants' account balances may be transferred among the Plan's investment options upon instructions from the participant, except that the Company Stock Contributions and amounts held in transfer accounts pursuant to the merger of the American Express Stock Ownership Plan into the Plan on December 1, 1994 ("SOP transfer account"), cannot be transferred from the American Express Company Stock Fund until the participant attains age 55.

ROLLOVERS

A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not subject to Company Matching Contributions.

VESTING

Participants are immediately vested in their Before-Tax and After-Tax Contributions, Company Matching Contributions, Company Stock Contributions, Rollovers, and income and appreciation on the foregoing. Profit Sharing Contributions, and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining the Plan's normal retirement age (65), upon becoming disabled or at death. Company Profit Sharing Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures were $4,098,113 in 2003 and $4,704,837 in 2002.

TAX DEFERRALS

As long as the Plan remains qualified and the related Trust (the "Trust") remains tax exempt, amounts invested in the Plan through Participant and Company contributions and Rollovers, as well as the income and appreciation on such amounts, are not subject to Federal income tax until distributed to the participant.

DISTRIBUTIONS AND WITHDRAWALS

Upon disability, death or retirement at or after attaining the Plan's normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, AXP mutual fund shares, or a combination of cash and shares. If the account balance is greater than $5,000, participants may elect to defer distribution until age 65. If the account balance is $5,000 or less, the distribution will be made in a lump sum following the end of employment. A participant may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

LOAN PROGRAM

Participants are also entitled to apply to the EBAC for a loan from the Plan, subject to certain Plan restrictions. Repayments of the loan, including interest, are allocated to a participant's

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2003

1. DESCRIPTION OF THE PLAN (CONTINUED)

investment accounts in accordance with the election in effect for new contributions at the time of repayment. In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan thereby subjecting the balance to income tax plus any penalties imposed by the Code.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investment contracts, which are fully benefit responsive, are carried at contract value. Contract value represents the face amount of the contract plus interest at the contract rate. Investments in American Express Company common shares are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan year. Investments in mutual funds and collective investment funds are valued at the closing net asset values of the funds on the last business day of the Plan year. Participant loan accounts are valued at cost, which approximates fair value. All other investments are carried at fair value.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

OTHER

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose.

The accompanying financial statements have been prepared on the accrual basis of accounting and include the use of management estimates in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

3. INVESTMENTS

INVESTMENT ELECTIONS

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the Self-Managed Brokerage Account ("SMBA"). The SMBA has a minimum initial transfer of $3,000 and additional increments of at least $500. Future contributions cannot be made directly to the SMBA.

INVESTMENT FUNDS

A brief description of the investment funds at December 31, 2003 is set forth below:

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2003

3. INVESTMENTS (CONTINUED)

AMERICAN EXPRESS COMPANY STOCK FUND - Is considered to be an Employer Stock Ownership Plan (ESOP) effective April 4, 2002. The Fund invests primarily in the Company's common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

ISP INCOME FUND - Invests in various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. The average yield on investment contracts was 3.87% and 5.30%, for 2003 and 2002, respectively, and the average crediting rates on investment contracts was 3.98% and 5.07% for 2003 and 2002, respectively. American Express Trust Company acts as investment manager for the ISP Income Funds. The fund also invests in the American Express Trust Income Fund I (which invests primarily in investment contracts) and the American Express Trust Money Market Fund I (which invests primarily in short-term debt instruments). The goal of this fund is to maximize current income consistent with the preservation of principal.

THE "AMERICAN EXPRESS FUNDS" - The "American Express Funds" - the AXP(R) Diversified Bond Fund, AXP(R) Mutual Fund, AXP(R) New Dimensions Fund, AXP(R) Stock Fund, AXP(R) Threadneedle Global Balanced Fund and AXP(R) Equity Select Fund- are mutual funds offered to the general public. Each of the AXP(R) Funds is managed by American Express Financial Corporation and distributed by American Express Financial Advisors Inc. Morgan Stanley Institutional Fund International Equity Portfolio (Class A) is managed by Morgan Stanley Dean Witter Asset Management. American Express Financial Corporation is a wholly-owned subsidiary of American Express Company; American Express Financial Advisors Inc. is a wholly-owned subsidiary of American Express Financial Corporation.

COLLECTIVE FUNDS - The American Express Trust Small Cap Equity Index Fund I, American Express Trust Equity Index Fund III, American Express Trust Short-Term Horizon (25:75) Fund, American Express Trust Medium-Term Horizon (50:50) Fund and the American Express Trust Long-Term Horizon (80:20) Fund are collective funds, managed by American Express Trust Company.

SELF-MANAGED BROKERAGE ACCOUNT (MUTUAL FUNDS ONLY) - The Self-Managed Brokerage Account (SMBA) gives participants the freedom to invest in a wide variety of Mutual Funds in addition to the other aforementioned investment options. Participants are provided a list of over 900 mutual funds to make choices and investment selections of their own design.

At December 31, 2003, the fair value of investment contracts was estimated to be $466,216,653. Fair value for traditional investment contracts was estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms. Fair value for synthetic contracts was estimated based on the market values of the underlying securities. Related wrap instruments for synthetic contracts were valued at the difference between the fair value of the underlying securities and the contract value attributable by the wrapper to such assets. Contracts with maturities of one year or less were valued at contract value, which approximates fair value.
This valuation is made in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" and does not necessarily reflect the value that would be realized as a result of premature liquidation of the contracts.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2003

3. INVESTMENTS (CONTINUED)

During 2003 and 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

                                                                    Year ended December 31,
                                                                     2003            2002
                                                               --------------------------------
Net realized and unrealized appreciation/(depreciation)
   in fair value of investments:

Mutual funds                                                     $198,817,817   $(215,996,504)
Collective investment funds                                        36,415,646     (16,331,132)
American Express Company stock fund                               304,919,981      (2,838,496)
American Express ISP income fund                                    2,569,688        3,165,291
                                                               --------------------------------
                                                                 $542,723,132   $(232,000,841)
                                                               ================================

At December 31, 2003 and 2002, investments with a fair value representing 5% or more of the Plan's net assets were as follows:

                                               Number of
Description                                      Shares          Cost           Fair Value
--------------------------------------------------------------------------------------------
2003
Common Shares
American Express Company -                     7,893,371     $125,028,489      $380,697,271
    Nonparticipant-Directed
American Express Company -                    15,119,598      316,108,477       729,218,224
    Participant-Directed

Mutual Funds
AXP(R) New Dimensions                         24,188,951     $663,848,473      $577,632,138
    Fund, Inc.

2002
Common Shares
American Express Company -                     8,201,133     $122,705,482      $289,910,065
    Nonparticipant-Directed
American Express Company -                    16,164,016      324,717,346       571,397,952
    Participant-Directed

Mutual Funds
AXP(R) New Dimensions                         24,455,178     $653,075,370      $471,251,273
    Fund, Inc.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2003


4. RISKS AND UNCERTAINTIES


The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated February 20, 2004 to the effect that the Plan is qualified and that the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code section 4975(e)(7) as an Employee Stock Ownership Plan ("ESOP"). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax exempt and the Plan satisfies the requirements of 4975(e)(7).

                             SUPPLEMENTAL SCHEDULES

                                                                 EIN 13-4922250
                                                                     Plan #:002

                     American Express Incentive Savings Plan
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                                  NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY            UNITS OR FACE AMOUNT           COST                FAIR VALUE
-------------------------------------------------------------   -----------------------   -----------------     -----------------
MUTUAL FUNDS
     AXP(R) New Dimensions Fund, Inc. *                                24,188,951            $663,848,473          $577,632,138

     AXP(R) Diversified Bond Fund, Inc. *                              19,661,130              94,567,813            95,553,092

     AXP(R) Mutual Fund, Inc.*                                          6,088,861              71,299,239            55,530,410

     AXP(R) Stock Fund, Inc. *                                          8,217,040             176,547,097           151,275,701

     AXP(R) Threadneedle Global Balanced Fund, Inc. *                   1,496,362               6,682,349             7,541,663

     AXP(R) Equity Select Fund, Inc. *                                  9,535,489              97,851,085           114,807,289

     MSIF International Equity (Class A)                                3,965,735              69,446,986            75,586,911
                                                                                          -----------------     -----------------

                                                                                            1,180,243,042         1,077,927,204
                                                                                          -----------------     -----------------

COLLECTIVE INVESTMENT FUNDS -
     American Express Trust Horizon Short-Term Fund *                     388,269               6,950,110             7,443,512

     American Express Trust Horizon Medium-Term Fund *                  2,725,436              56,293,674            62,990,283

     American Express Trust Horizon Long-Term Fund *                    1,090,505              22,752,688            25,745,731

     American Express Trust Small Cap Equity Index I Fund *             4,166,545              45,839,749            57,685,809

     American Express Trust Equity Index III Fund *                     1,417,328              35,355,392            42,060,628
                                                                                          -----------------     -----------------

                                                                                              167,191,613           195,925,963
                                                                                          -----------------     -----------------
AMERICAN EXPRESS COMPANY STOCK FUND -

     American Express Trust Money Market Fund I *                      21,173,913              21,173,913            21,173,913

     American Express Company Common Shares *                          23,012,969             441,136,966         1,109,915,495
                                                                                          -----------------     -----------------

                                                                                              462,310,879         1,131,089,408
                                                                                          -----------------     -----------------

SELF-MANAGED BROKERAGE ACCOUNT                                                                 52,124,358            55,569,542
                                                                                          -----------------     -----------------


* Indicates Party-in-interest

                                                                 EIN 13-4922250
                                                                     Plan #:002

                     American Express Incentive Savings Plan
     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)(continued)
                                December 31, 2003


                                                                  NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY            UNITS OR FACE AMOUNT           COST                FAIR VALUE
-------------------------------------------------------------   -----------------------   -----------------     -----------------
AMERICAN EXPRESS ISP INCOME FUND -

     American Express Trust Money Market Fund I *                      22,479,397              22,479,397            22,479,397

     American Express Trust Income Fund I *                               801,107              42,588,675            51,012,071

     INVESTMENT CONTRACTS
     AIG Financial II
        Contract #160270, 3.66%                                        47,882,579              54,147,770            54,147,770
     Managed Synthetic GIC Wrap
        Instrument for AIG Financial II #160270                                --              (6,265,191)           (6,265,191)

     Bank of America
        Contract #97002-A, 3.08%                                       33,931,735              38,796,721            38,796,721
     Managed Synthetic GIC Wrap
        Instrument for Bank of America #97002-A                                --              (4,864,986)           (4,864,986)

     Bank of America II, 5.18%                                          7,112,550              10,201,284            10,201,284
     Managed Synthetic GIC Wrap
        Instrument for Bank of America II                                      --              (3,088,734)           (3,088,734)

     CDC II, 4.14%                                                     30,707,774              38,421,625            38,421,625
     Managed Synthetic GIC Wrap
        Instrument for CDC II                                                  --              (7,713,851)           (7,713,851)

     JP Morgan/Chase I, 5.27%                                          31,495,346              46,182,128            46,182,128
     Managed Synthetic GIC Wrap
        Instrument for JP Morgan/Chase I                                       --             (14,686,782)          (14,686,782)

     Monumental Life II
        Contract #ADA00281TR, 4.79%                                    12,388,440              15,229,251            15,229,251
     Managed Synthetic GIC Wrap
        Instrument for Monumental Life II #ADA00281TR                          --              (2,840,811)           (2,840,811)

     Monumental Life V, 3.72%                                          18,868,728              22,469,091            22,469,091
     Managed Synthetic GIC Wrap
        Instrument for Monumental Life V                                       --              (3,600,363)           (3,600,363)

     Pacific Life, 2.59%                                               41,775,781              43,085,517            43,085,517
     Managed Synthetic GIC Wrap
        Instrument for Pacific Life                                            --              (1,309,736)           (1,309,736)

     * Indicates Party-in-interest

                                                                 EIN 13-4922250
                                                                     Plan #:002

                     American Express Incentive Savings Plan
     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)(continued)
                                December 31, 2003

                                                                  NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY            UNITS OR FACE AMOUNT           COST                FAIR VALUE
-------------------------------------------------------------   -----------------------   -----------------     -----------------
     Rabobank I, 4.71%
     Contract #ISP - 109501                                             7,915,545              12,834,418            12,834,418
     Managed Synthetic GIC Wrap
        Instrument for Rabobank I #ISP - 109501                                --              (4,918,873)           (4,918,873)

     Rabobank III, 4.27%                                               20,031,355              25,250,717            25,250,717
     Managed Synthetic GIC Wrap
        Instrument for Rabobank III                                            --              (5,219,362)           (5,219,362)

     RBC I, 4.54%                                                       6,425,297               9,549,265             9,549,265
     Managed Synthetic GIC Wrap
        Instrument for RBC I                                                   --              (3,123,968)           (3,123,968)

     RBC II,  4.83%                                                    17,876,810              23,646,613            23,646,613
     Managed Synthetic GIC Wrap
        Instrument for RBC II                                                  --              (5,769,803)           (5,769,803)

     State Street II, 4.24%                                            33,083,846              38,876,527            38,876,527
     Managed Synthetic GIC Wrap
        Instrument for State Street II                                         --              (5,792,681)           (5,792,681)

     UBS III
        Contract #2141, 3.74%                                          41,867,202              47,022,953            47,022,953
     Managed Synthetic GIC Wrap
        Instrument for UBS III #2141                                           --              (5,155,751)           (5,155,751)

     West LB
        Contract #WLB-023, 3.53%                                       31,690,888              35,499,491            35,499,491
     Managed Synthetic GIC Wrap
        Instrument for West LB #WLB-023                                        --              (3,808,603)           (3,808,603)

     United of Omaha
        Contract #12476, 1.41%                                          5,000,000               5,003,284             5,003,284
     GIC Wrap Instrument for
        United of Omaha #12476                                                 --                  (3,284)               (3,284)
                                                                                          -----------------     -----------------

                                                                                              388,053,876           388,053,876
                                                                                          -----------------     -----------------

                                                                                              453,121,948           461,545,344
                                                                                          -----------------     -----------------
LOANS TO PARTICIPANTS
     Various, 4.00% - 13.50%, due 1/03 - 10/33                                                                      101,414,655
                                                                                                                -----------------

                                                                                                                 $3,023,472,116
                                                                                                                =================

     * Indicates Party-in-interest

                                                                EIN: 13-4922250
                                                                    Plan #: 002

                     American Express Incentive Savings Plan
            Schedule H, Line 4j - Schedule of Reportable Transactions
                          Year Ended December 31, 2003



                                                        SHARES/UNIT OR
DESCRIPTION OF ASSETS                                    FACE AMOUNT        PURCHASE PRICE     SELLING PRICE     COST OF ASSET
----------------------------------------------------   -----------------   ----------------   ---------------    -------------
CATEGORY (iii) - SERIES OF TRANSACTIONS
 IN EXCESS OF 5% OF THE FAIR VALUE OF PLAN ASSETS

AET Money Market I                                          171,122,041       $171,122,041      $     --          $171,122,041
                                                            169,502,782       $     --          $169,502,782      $169,502,782


                                                           CURRENT VALUE OF
                                                                ASSET ON             NET
DESCRIPTION OF ASSETS                                      TRANSACTION DATE       GAIN(LOSS)
----------------------------------------------------       ------------------    --------------

CATEGORY (iii) - SERIES OF TRANSACTIONS
 IN EXCESS OF 5% OF THE FAIR VALUE OF PLAN ASSETS

AET Money Market I                                            $171,122,041       $      --
                                                              $169,502,782       $      --







Note: There were no category (i), (ii) or (iv) reportable transactions during the Plan year ended December 31, 2003.

                                    SIGNATURE

             THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      AMERICAN EXPRESS INCENTIVE SAVINGS PLAN




                                      By /s/ Valeria M. Christensen
                                         --------------------------------------
                                           Valeria M. Christensen
                                           Delegate
                                           Employee Benefits Administration
                                               Committee

Date:  June  24, 2004

                                  EXHIBIT INDEX

Exhibit
Number                  Description
-------                 -----------
23.1           Consent of Independent Registered Public Accounting Firm.

                                                                    EXHIBIT 23.1





              CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




           We consent to the incorporation by reference in the Registration Statements (Form S-8, No. 2-46918, No. 2-59230, No. 33-02980 and No. 33-53801)
pertaining to the American Express Incentive Savings Plan and in the related Prospectuses of our report dated June 23, 2004 with respect to the financial statements and schedules of the American Express Incentive Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2003.





/s/ Ernst & Young LLP






Minneapolis, Minnesota
June 23, 2004